UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2022 (Report No. 4)

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

3 Hanechoshet St.
Tel Aviv, Israel 6971068
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Results of the Special General Meeting of Shareholders

On September 29, 2022, Jeffs’ Brands Ltd (the “Company”) convened a Special General Meeting of Shareholders (the “Meeting”).

The Meeting was called for the following purposes:

Proposal No. 1	To appoint Mr. Tomer Etzyoni for a three- year term as an external director to serve on the Company’s Board of Directors (the “Board”); and

Proposal No. 2	To appoint Mr. Asaf Itzhaik for a three-year term as an external director to serve on the Board.

At the Meeting, a quorum was present and the shareholders of the Company approved all agenda items as originally proposed.

Mr. Etzyoni and Mr. Itzhaik have been appointed to serve as Board members effective as of August 30, 2022, and as members of the compensation committee of the Board, the financial statement examination committee and the audit committee of the Board, effective as of September 29, 2022, following the approval by the shareholders of the Company. Each of Mr. Etzyoni and Mr. Itzhaik is considered as an independent director as defined under The Nasdaq Stock Market rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: September 30, 2022	By:	/s/ Viki Hakmon
Viki Hakmon
Chief Executive Officer

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